CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We have issued our report dated April 22, 2009, accompanying the financial statements of Cohen & Steers Global Real Estate Portfolio 2007-1 and Preferred Securities Portfolio, Series 14 (included in Van Kampen Unit Trusts, Series 640) as of December 31, 2008, and for the period from January 18, 2007 (Initial Date of Deposit) through December 31, 2007 and for the year ended and the financial highlights for the period from January 18, 2007 (Initial Date of Deposit) through December 31, 2007 and for the year ended December 31, 2008, contained in this Post-Effective Amendment No. 2 to Form S-6 (File No. 333-139100) and Prospectus.

     We hereby consent to the use of the aforementioned report in this Post-Effective Amendment and Prospectus and to the use of our name as it appears under the caption "Other Matters-Independent Registered Public Accounting Firm".

GRANT THORNTON LLP

New York, New York
April 22, 2009